EXHIBIT 99.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended

September 30, 2019 and 2018

(Unaudited)

ALIO GOLD INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF (LOSS) EARNINGS AND COMPREHENSIVE (LOSS) INCOME

For the three and nine months ended September 30, 2019 and 2018

(In thousands of United States dollars, except share numbers and per share amounts) - Unaudited

		Three months ended September 30,		Nine months ended September 30,
	Note	2019	2018	2019	2018

Metal revenues	18	$27,011	$27,941	$86,873	$77,512

Cost of sales (including depreciation and depletion)	5a)	34,258	27,028	91,433	65,758

(Loss) earnings from mine operations		(7,247)	913	(4,560)	11,754

Corporate and administrative expenses	5b)	1,525	2,710	5,401	10,006
Impairment of mineral properties and other assets	3, 6, 8	119,161	8,963	119,161	8,963

Loss from operations		(127,933)	(10,760)	(129,122)	(7,215)

Other (loss) income, net		(330)	(139)	407	142
Finance (expense) income, net	5c)	(418)	(139)	(1,303)	1,025
(Loss) gain on derivative contracts	16	(1,278)	7,767	(3,583)	14,682
Foreign exchange (loss) gain		(141)	795	(146)	210

(Loss) earnings before income taxes		(130,100)	(2,476)	(133,747)	8,844

Income taxes
Current tax (recovery) expense		(454)	467	(1,755)	2,531
Deferred tax (recovery) expense		(2,505)	777	(2,622)	3,519
		(2,959)	1,244	(4,377)	6,050

(Loss) earnings and comprehensive (loss) income for the period		$(127,141)	$(3,720)	$(129,370)	$2,794

Weighted average shares outstanding:
Basic	15	84,707,143	83,784,066	84,707,143	63,013,817
Diluted	15	84,707,143	83,784,066	84,707,143	63,013,817

(Loss) earnings per share:
Basic	15	$(1.50)	$(0.04)	$(1.53)	$0.04
Diluted	15	$(1.50)	$(0.04)	$(1.53)	$0.04

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ALIO GOLD INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three and nine months ended September 30, 2019 and 2018

(In thousands of United States dollars) - Unaudited

		Three months ended September 30,		Nine months ended September 30,
	Note	2019	2018	2019	2018

OPERATING ACTIVITIES
(Loss) earnings before income taxes		$(130,100)	$(2,476)	$(133,747)	$8,844
Items not affecting cash:
Depletion and depreciation	5a)	2,620	1,441	7,481	3,957
Finance expense (income), net	5c)	418	139	1,303	(1,025)
Unrealized (gain) loss on derivative contracts	16	(438)	(6,217)	1,467	(13,082)
Share-based (recovery) payments	5b)	(89)	(10)	(244)	681
Unrealized gain on reclamation bonds	9	(91)	-	(532)	-
Impairment of mineral properties and other assets	3, 6, 8	119,161	8,963	119,161	8,963
Unrealized foreign exchange loss (gain)		217	(822)	56	(226)
		(8,302)	1,018	(5,055)	8,112
Changes in non-cash working capital items:
Trade and other receivables		1,297	759	2,563	(4,740)
Inventories		7,100	(6,847)	10,642	(18,647)
Advances and prepaid expenses		(1,325)	293	(1,994)	880
Trade payables and accrued liabilities		(341)	583	(5,567)	(952)
Income tax paid		-	-	-	(1,288)
Cash (used in) provided by operating activities		(1,571)	(4,194)	589	(16,635)

INVESTING ACTIVITIES
Expenditures on mineral properties, property, plant and equipment		(94)	(1,929)	(2,285)	(10,683)
Expenditures on exploration and evaluation		(1,366)	(2,209)	(4,953)	(11,601)
Reclamation bond deposit		(809)	-	(809)	-
Reclamation bond refund		-	5,086	119	5,086
Short-term investments maturity		-	10,000	-	20,000
Interest received on short-term investments		-	54	-	236
Cash acquired in connection with Rye Patch, net of cash consideration paid	4	-	-	-	10,943
Cash (used in) provided by investing activities		(2,269)	11,002	(7,928)	13,981

FINANCING ACTIVITIES
Repayment of equipment loans payable		(390)	(126)	(1,160)	(229)
Interest payments		(92)	(29)	(315)	(55)
Credit facility interest and principal payment		-	(1,779)	-	(3,777)
Credit facility amendment fees		-	(90)	-	(165)
Cash used in financing activities		(482)	(2,024)	(1,475)	(4,226)

Effects of exchange rate changes on the balance of cash held in foreign currencies		(3)	(17)	10	(128)

(Decrease) increase in cash and cash equivalents		(4,325)	4,767	(8,804)	(7,008)
Cash and cash equivalents, beginning of period		17,499	19,699	21,978	31,474
Cash and cash equivalents, end of period		$13,174	$24,466	$13,174	$24,466

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ALIO GOLD INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In thousands of United States dollars) - Unaudited

		September 30,	December 31,
	Note	2019	2018

ASSETS
Current
Cash and cash equivalents		$13,174	$21,978
Trade and other receivables	6	8,084	13,731
Inventories	7	55,516	64,298
Advances and prepaid expenses		3,966	1,972
Total current assets		80,740	101,979

Non-current inventories	7	3,671	7,081
Mineral properties, plant and equipment, exploration and evaluation	8	115,739	228,349
Reclamation bonds	9	12,099	10,877
Total assets		$212,249	$348,286

LIABILITIES
Current
Trade payables and accrued liabilities	10	$31,009	$36,484
Current portion of equipment loans payable	11	1,589	1,342
Derivative liability	16	1,467	-
Other provisions		1,420	1,412
Total current liabilities		35,485	39,238

Equipment loans payable	11	1,786	3,193
Lease liabilities	13	270	-
Other financial liability		2,500	2,441
Deferred tax liabilities		8,851	11,433
Provision for site reclamation and closure		38,567	37,630
Other	12, 14c)	87	127
Total liabilities		87,546	94,062

EQUITY
Issued capital		323,685	323,685
Share-based payment reserve		20,463	20,614
Deficit		(219,445)	(90,075)
Total equity		124,703	254,224
Total liabilities and equity		$212,249	$348,286

Events after the reporting period (note 6, 16 and 19)

Approved by the Directors

“Mark Backens”	Director	“David Whittle”	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ALIO GOLD INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the three and nine months ended September 30, 2019 and 2018

(In thousands of United States dollars, except share numbers) - Unaudited

		Number of common shares	Issued capital	Share- based payment reserve	(Deficit) Retained earnings	Total equity
Balance at January 1, 2019	Note	84,707,143	$323,685	$20,614	$(90,075)	$254,224
Loss and comprehensive loss for the period		-	-	-	(129,370)	(129,370)
Equity settled share-based payments	14b)	-	-	(151)	-	(151)
Balance at September 30, 2019		84,707,143	$323,685	$20,463	$(219,445)	$124,703

Balance at January 1, 2018		44,678,701	$253,491	$19,125	$(76,031)	$196,585
Earnings and comprehensive income for the period		-	-	-	2,794	2,794
Shares issued to acquire Rye Patch Gold Corp.
Shares, net of share issuance costs	4, 14a)	39,105,365	69,518	-	-	69,518
Share options		-	-	563	-	563
Equity settled share-based payments	14b)	-	-	716	-	716
Balance at September 30, 2018		83,784,066	$323,009	$20,404	$(73,237)	$270,176

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2019 and 2018

(In thousands of United States dollars, except where noted) - Unaudited

1.	NATURE OF OPERATIONS

Alio Gold Inc. (“Alio” or “the Company”) was incorporated on March 17, 2005, under the laws of the Province of British Columbia, Canada. The Company is in the business of acquiring, exploring, developing and operating mineral resource properties in Mexico and the United States (“US”), through its wholly-owned subsidiaries, Timmins Goldcorp Mexico, S.A. de C.V., Molimentales del Noroeste, S.A. de C.V. (“MdN”) and Minera Aurea, S.A de C.V. (“Minera Aurea”) (collectively “the subsidiaries”). MdN owns the San Francisco Mine in Sonora, Mexico. Minera Aurea holds a 100% interest in the Ana Paula Property (“Ana Paula” or “Ana Paula Project”), an exploration and evaluation asset in Guerrero, Mexico.

On May 25, 2018, Alio acquired all the outstanding common shares of Rye Patch Gold Corp. (“Rye Patch”) (note 4). Through the acquisition, Alio acquired additional subsidiaries: a 100% interest in Alio Gold (US) Inc., Rye Patch Gold US Inc., Rye Patch Mining US Inc., Florida Canyon Mining Inc. (“FCMI”), Standard Gold Mining Inc., and RP Dirt Inc. FCMI owns the Florida Canyon Mine in Nevada, US.

The Company is listed for trading on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange American under the symbol ALO. The registered office of the Company is located at Suite 507 - 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8.

2.	BASIS OF PREPARATION
a)	Statement of compliance

These condensed interim consolidated financial statements (“interim financial statements”) were approved by the Board of Directors and authorized for issue on November 6, 2019.

These interim financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. As such, these interim financial statements do not contain all the disclosures required by IFRS for annual financial statements and should be read in conjunction with the Company’s audited annual consolidated financial statements for the years ended December 31, 2018 and 2017 (“annual consolidated financial statements”).

b)	Significant accounting policies

The accounting policies applied in the preparation of these interim financial statements are consistent with those applied and disclosed in note 3 to the annual consolidated financial statements with exception of the following:

i.	Leases

On January 1, 2019, the Company adopted IFRS 16 - Leases ("IFRS 16") which superseded IAS 17 - Leases. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset. Control is considered to exist if the customer has the right to obtain substantially all of the economic benefits from the use of an identified asset and the right to direct the use of that asset. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on balance sheet accounting model that is similar to the finance lease accounting, with limited exceptions for short-term leases or leases of low value assets.

The Company adopted IFRS 16 on January 1, 2019, using the modified retrospective approach, in accordance with the transitional provisions in IFRS 16. This did not have a material impact on the Company’s interim financial statements with the exception of additional disclosures included in notes 8, 10 and 13 regarding assets, liabilities, and expenses recognized in the period in connection with leases.

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2019 and 2018

(In thousands of United States dollars, except where noted) - Unaudited

On adoption of IFRS 16, the Company analyzed its contracts to identify whether they are or contain a lease arrangement and did not identify any leases which qualify for recognition under IFRS 16, except office leases. The Company has elected to apply the available exemptions as permitted by IFRS 16 to recognize a lease expense on a straight-line basis for short-term leases (lease term of 12 months or less) and low value leases. The Company has also elected to apply the practical expedient whereby leases whose term ends within 12 months of the date of initial application would be accounted for in the same way as short-term leases.

c)	Critical judgements and estimates

The Company’s management makes judgements in the process of applying the Company’s accounting policies in the preparation of its interim financial statements. In addition, the preparation of the financial statements requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The Company’s interim results are not necessarily indicative of its results for a full year. The critical judgements and estimates applied in the preparation of these interim financial statements are consistent with those applied and disclosed in notes 2(d) and 2(e) to the annual consolidated financial statements with exception of the following:

Leases as a result of adopting IFRS 16

i.	Identifying whether a contract includes a lease

IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset. The Company had to apply judgment on certain factors, including whether the supplier has substantive substitution rights, does the Company obtain substantially all of the economic benefits and who has the right to direct the use of that asset.

ii.	Estimate of lease term

When the Company recognizes a lease, it assesses the lease term based on the conditions of the lease and determines whether it will extend the lease at the end of the lease contract, or exercise an early termination option. As it is not reasonably certain that the extension or early termination options will be exercised, the Company determined that the term of its leases are the lesser of original lease term or the life of asset. This significant estimate could affect future results if the Company extends the lease or exercises an early termination option.

d)	Basis of consolidation

These interim financial statements include the accounts of the Company and its subsidiaries including Rye Patch from the date of acquisition (note 4). All amounts are presented in United States dollars, which is the functional currency of the Company and each of the Company’s subsidiaries, except as otherwise noted. References to C$ are to Canadian dollars. All inter-company balances, transactions, revenues and expenses have been eliminated.

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2019 and 2018

(In thousands of United States dollars, except where noted) - Unaudited

3.	IMPAIRMENT OF ASSETS

At the end of each reporting period, the Company assesses whether there are any indicators, from external and internal sources of information, that an asset or cash generating unit (“CGU”) may be impaired, thereby requiring adjustment to the carrying value. Through the Company’s assessment at September 30, 2019, it was determined that indicators of impairment were identified for the San Francisco Mine and the Ana Paula Property.

a)	San Francisco Mine

The Company identified the following indicators of impairment during the three months ended September 30, 2019:

•	Sustained decrease in the market capitalization of the Company;
•	Sustained losses from mining operations at the San Francisco Mine; and,
•	A reassessment of the outlook and change in strategy requiring a significant change to the mine plan as the existing mine plan was uneconomic at current and forecast gold prices.

Due to the significant changes to the San Francisco Mine plan, which foresees a curtailment of mining operations in the fourth quarter of 2019 with the mine being placed on care and maintenance until economic conditions improve, a detailed assessment was completed on the recoverable value of the San Francisco Mine and related assets based on various sources of information. As a result of this assessment, the Company recognized an impairment charge related to the San Francisco Mine in the amount of $34,122 to reduce the exploration and evaluation assets, mineral property, and plant and equipment value to its recoverable amount primarily due to the change in the expected life of mine compared to previous forecasts.

Mineral properties, plant and equipment

The recoverable value of the San Francisco Mine CGU was determined based on its fair value less cost of disposal (“FVLCD”) estimated utilizing external market comparisons and internal modelling and projections in a discounted cash flow model. The FVLCD was determined using management’s best estimate of recoverable mineral reserves and resources, future operating costs, capital expenditures and foreign exchange rates. The other key assumptions in determining the recoverable value was gold price of $1,400 per ounce and a discount rate of 8%. Management’s estimate of the FVLCD is classified as Level 3 in the fair value hierarchy, and there was no material change in the valuation techniques compared to the year ended December 31, 2018.

As a result of this assessment, the Company recognized an impairment charge in the amount of $31,690 to reduce the mineral property, and plant and equipment value to its recoverable amount primarily due to the change in the expected life of mine compared to previous forecasts. The impairment charge includes $9,991 of the previously capitalized deferred stripping costs.

Exploration and evaluation

The change in the San Francisco Mine plan has resulted in the Company changing its areas of exploration focus. As a result, an impairment charge was recognized on all capitalized exploration assets related to the San Francisco Mine for a total of $2,432.

Ore in process inventory

Based on the expected recoveries from residual leaching of the ore tonnes stacked on the leach pads at the San Francisco Mine, the Company has determined a revised estimate of the recoverable gold ounces contained in leach pad inventory and the costs to complete the inventory. The revised estimate of recoverable gold ounces is less than previous projections which resulted in an impairment charge of $9,545 against the ore in process inventory. This impairment charge was allocated to the cost of sales between the change in inventories and depreciation and depletion balances (note 5(a)).

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2019 and 2018

(In thousands of United States dollars, except where noted) - Unaudited

b)	Ana Paula Property

The Company identified the following indicator of impairment during the three months ended September 30, 2019:

•	Sustained decrease in the market capitalization of the Company; and,
•	A reassessment of the outlook and change in strategy requiring a significant change to the exploration and development activity at the Ana Paula Property.

For the Ana Paula Property, the Company determined that significant changes in the planned exploration and development activity resulted in an indicator of impairment. A detailed assessment was completed on the recoverable value of Ana Paula and related assets based on various sources of information. The recoverable value of the Ana Paula Property was determined on a FVLCD basis based on external market comparisons. As a result of this assessment, the Company recognized an impairment charge in the amount of $74,798 to reduce the exploration and evaluation assets, and plant and equipment value, to its recoverable amount. Management’s estimate of the FVLCD is classified as Level 3 in the fair value hierarchy, and there was no material change in the valuation techniques compared to the year ended December 31, 2018.

A total impairment charge of $108,920 has been recognized in the three and nine months ended September 30, 2019, to account for the significant changes in the San Francisco Mine and Ana Paula Property.

4.	RYE PATCH ACQUISITION

On May 25, 2018 (“Closing Date”), the Company acquired all of the outstanding common shares of Rye Patch exchanging 0.48 of the Company’s shares (the “Exchange Ratio”) and cash consideration of C$0.001 for each common share of Rye Patch. This resulted in 39,105,365 common shares of the Company being issued and C$81 ($63) cash being paid to the former shareholders of Rye Patch.

In addition to the 39,105,365 common shares, each Rye Patch share option and warrant, which gave the holder the right to acquire common shares of Rye Patch, was exchanged for a warrant and share option which gave the holder the right to acquire common shares in the Company on the same basis as the Exchange ratio (the “Replacement Warrants and Options”). The exercise price of the Replacement Warrants and Options was determined by dividing the exercise price of the Rye Patch warrants and share options by the Exchange Ratio.

The 9,508,540 Replacement Warrants and 1,511,800 Options issued have been included in the consideration paid at their fair value based on the Black-Scholes pricing model using the following assumptions:

Replacement Warrants

May 25,
2018
Risk-free interest rate	1.9%
Expected life of warrants	0.2 - 3.2 years
Annualized volatility	25.9 - 45.7%
Dividend rate	0.0%

The weighted average grant date fair value of the Alio warrants consideration granted upon acquisition, was C$0.21 ($0.16) per warrant.

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2019 and 2018

(In thousands of United States dollars, except where noted) - Unaudited

Replacement Options

May 25,
2018
Risk-free interest rate	1.9 - 2.3%
Expected life of options	0.2 - 9.7 years
Annualized volatility	25.4 - 50.4%
Forfeiture rate	2.2%
Dividend rate	0.0%

The weighted average grant date fair value of the Alio share options consideration granted upon acquisition, was C$0.48 ($0.37) per option.

The transaction has been accounted for by the Company as a business combination. The transaction qualified as a business combination under IFRS 3 - Business Combinations, as the significant inputs, processes and outputs, that together constitute a business, currently exist. The primary business of Rye Patch is the Florida Canyon Mine, an operating gold mine, in Nevada, Unites States. Rye Patch was acquired to diversify the Company’s asset base.

The total consideration paid totalled $72,055 and has been allocated to the assets acquired and liabilities based on their fair values on the Closing Date as follows:

Consideration paid
39,105,365 Alio common shares	$69,771
9,508,540 Alio warrants	1,658
1,511,800 Alio share options	563
Cash paid	63
Total consideration	$72,055

Allocation of consideration
Cash and cash equivalents	$11,006
Trade and other receivables	552
Inventories	30,368
Advances and prepaid expenses	1,366
Mineral properties, plant and equipment, exploration and evaluation	71,413
Assets held for sale	19,000
Reclamation bonds	16,047
Trade payables and accrued liabilities	(10,186)
Other financial liability	(5,000)
Provision for site reclamation and closure	(30,227)
Credit facility	(16,562)
Equipment loan payable	(2,431)
Derivative liability	(9,674)
Deferred tax liability	(3,617)
Net assets acquired	$72,055

Financial and operating results of Rye Patch are included in the Company’s consolidated financial statements effective May 25, 2018.

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2019 and 2018

(In thousands of United States dollars, except where noted) - Unaudited

5.	EXPENSES
a)	Cost of sales

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Costs of mining	$8,293	$14,002	$24,700	$40,277
Crushing and gold recovery costs	13,049	15,473	39,217	34,603
Mine site administration costs	2,024	2,223	6,397	5,267
Transport and refining	113	127	332	184
Royalties	692	1,044	2,767	1,595
Change in inventories (1)	7,467	(7,282)	10,539	(20,125)
Production costs	31,638	25,587	83,952	61,801
Depreciation and depletion (1)	2,620	1,441	7,481	3,957
Cost of sales (including depreciation and depletion)	$34,258	$27,028	$91,433	$65,758

(1)

During the three and nine months ended September 30, 2019, the Company impaired $9,545 of ore in process inventory (three and nine months ended September 30, 2018 - $2,145) due to an adjustment in the estimate of recoverable ounces and to the net realizable value of the existing ore in process inventory (note 3).

b)	Corporate and administrative expenses

		Three months ended September 30,		Nine months ended September 30,
	Note	2019	2018	2019	2018
Salaries		$701	$1,229	$2,454	$2,897
Consulting and professional fees (1)		500	1,042	1,750	5,019
Share-based (recovery) payments	14b), 14c)	(89)	(10)	(244)	681
Rent and office costs		117	171	419	457
Administrative and other		296	278	1,022	952
Corporate and administrative expenses		$1,525	$2,710	$5,401	$10,006

(1)

During the three and nine months ended September 30, 2019, consulting and professional fees included transaction costs related to the acquisition of Rye Patch were $nil (three and nine months ended September 30, 2018 - $25 and $2,732, respectively) (note 4). Transaction costs related to the acquisition of Rye Patch have been reclassified from investing to operating cash flows to conform with the presentation in the 2018 consolidated financial statements. Accordingly, the statement of cash flows for the three and nine months ended September 30, 2018, have been adjusted by $660 and $2,985, respectively.

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2019 and 2018

(In thousands of United States dollars, except where noted) - Unaudited

c)	Finance expense (income), net

		Three months ended September 30,		Nine months ended September 30,
	Note	2019	2018	2019	2018
Gain on revaluation of warrant liabilities	12	$(1)	$(662)	$(30)	$(2,212)
Accretion of provision for site reclamation and closure		312	371	943	604
Interest on equipment loans payable		70	52	234	54
Interest and accretion on other financial liability		37	-	156	-
Interest on credit facility		-	378	-	529
Finance expense (income), net		$418	$139	$1,303	$(1,025)

6.	TRADE AND OTHER RECEIVABLES

	September 30,	December 31,
	2019	2018
Trade receivable	$653	$150
VAT receivable (1)	6,455	9,982
Income tax refund receivable (2)	959	3,587
Other receivables	17	12
	$8,084	$13,731

(1)

VAT receivable is value added tax payments made by the Company, which in Mexico and Canada are refundable. During the three and nine months ended September 30, 2019, the Company collected $3,107 and $8,132, respectively (three and nine months ended September 30, 2018 - $4,248 and $9,560, respectively) of the VAT receivable. Subsequent to September 30, 2019, an additional $1,331 of VAT was received by the Company.

(2)	During the three and nine months ended September 30, 2019, the Company determined that the collection was uncertain and recognized an impairment of $4,130 of the income tax refund receivable.

7.	INVENTORIES

	September 30,	December 31,
	2019	2018
Stockpile	$493	$688
Ore in process	51,147	61,612
Finished metal inventory	3,512	4,883
Supplies	4,035	4,196
	59,187	71,379
Less: non-current ore in process	3,671	7,081
Current portion	$55,516	$64,298

The costs of inventories recognized as an expense, including inventory impairment expense (note 5(a)), for the three and nine months ended September 30, 2019, was $31,429 and $81,937 (three and nine months ended September 30, 2018 - $23,634 and $58,712, respectively) and are included in cost of sales.

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2019 and 2018

(In thousands of United States dollars, except where noted) - Unaudited

8.	MINERAL PROPERTIES, PLANT AND EQUIPMENT, EXPLORATION AND EVALUATION

	Note	Mineral properties (1)	Plant and equipment (2)	Exploration and evaluation	Total
Cost
At January 1, 2019		$242,662	$156,930	$116,627	$516,219
Expenditures		137	4,628	3,144	7,909
Disposals		-	-	-	-
Adjustment on initial application of IFRS 16	2, 13	-	557	-	557
At September 30, 2019		242,799	162,115	119,771	524,685
Accumulated depreciation, depletion and impairment
At January 1, 2019		171,326	107,866	8,678	287,870
Depreciation and depletion		1,892	4,153	-	6,045
Impairment (4)(5)	3	22,428	16,290	76,313	115,031
At September 30, 2019		195,646	128,309	84,991	408,946
Carrying amount at September 30, 2019		$47,153	$33,806	$34,780	$115,739

	Note	Mineral properties (1)	Plant and equipment (2)	Exploration and evaluation	Total
Cost
At January 1, 2018		$190,670	$121,575	$101,185	$413,430
Expenditures		8,850	4,658	15,442	28,950
Rye Patch acquisition	4	40,716	30,697	-	71,413
Change in reclamation obligation (3)		2,426	-	-	2,426
At December 31, 2018		242,662	156,930	116,627	516,219
Accumulated depreciation, depletion and impairment
At January 1, 2018		162,035	93,593	8,678	264,306
Depreciation and depletion		9,291	5,310	-	14,601
Impairment (4)		-	8,963	-	8,963
At December 31, 2018		171,326	107,866	8,678	287,870
Carrying amount at December 31, 2018		$71,336	$49,064	$107,949	$228,349

(1)	At September 30, 2019, mineral properties included deferred stripping costs with a carrying value of $3,238 (December 31, 2018 - $13,229) (note 3).
(2)	Plant and equipment includes construction-in-progress assets of $4,573 (December 31, 2018 - $1,958).
(3)

The change in reclamation obligation primarily relates to the revaluation of the Florida Canyon asset retirement obligation from $30,227 to $33,316 by using an average US dollar risk free discount rate of 2.93% subsequent to the acquisition of Rye Patch.

(4)

The El Sauzal Plant had a carrying value of $13,963. During the year ended December 31, 2018, the Company obtained third party estimates indicating the El Sauzal Plant fair value was $5,000 and recognized an impairment of $8,963. During the three and nine months ended September 30, 2019, the Company reassessed the carrying value of the El Sauzal Plant and determined that its fair value less cost of disposal based on external market information exceeded its carrying value and recognized an impairment charge in the amount of $3,000. Management’s estimate is classified as Level 2 in the fair value hierarchy.

(5)

During the three and nine months ended September 30, 2019, the Company assessed the carrying value of certain equipment at the Florida Canyon Mine. As a result, the Company recognized an impairment charge in the amount of $3,111.

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2019 and 2018

(In thousands of United States dollars, except where noted) - Unaudited

Carrying amount by segment

	Mineral properties	Plant and equipment	Exploration and evaluation	Total
At September 30, 2019
San Francisco Mine	$7,268	$3,002	$-	$10,270
Florida Canyon Mine	39,885	27,840	-	67,725
Ana Paula Project	-	2,429	34,571	37,000
Other	-	535	209	744
	$47,153	$33,806	$34,780	$115,739

	Mineral properties	Plant and equipment	Exploration and evaluation	Total
At December 31, 2018
San Francisco Mine	$29,560	$13,024	$1,634	$44,218
Florida Canyon Mine	41,776	29,472	-	71,248
Ana Paula Project	-	6,452	106,164	112,616
Other	-	116	151	267
	$71,336	$49,064	$107,949	$228,349

9.	RECLAMATION BONDS

Upon acquisition of Rye Patch (note 4), the Company acquired reclamation bonds of $16,047 representing funds that have been placed in trust as security to the United States Bureau of Land Management relating to site closure obligations. The Company was required to submit collateral equivalent to 25% of the reclamation provision.

The surety bonds and restricted certificates of deposit have named the overseeing government agencies as beneficiaries in the event of the Company’s failure to complete site restoration. These deposits will be released when the government approves successful site restoration and surety bonding is no longer required.

During the year ended December 31, 2018, the collateral equivalent was reduced to 10% of the reclamation provision reducing the reclamation bonds by $5,086 which was returned to the Company in cash.

At September 30, 2019, the reclamations bonds were $12,099 (December 31, 2018 - $10,877). The funds consist of $4,858 cash and cash equivalents, $5,385 fixed income funds, and $1,856 equity funds (December 31, 2018 - $5,431 cash and cash equivalents, $3,970 fixed income funds, and $1,476 equity funds, respectively). During the three and nine months ended September 30, 2019, interest income and gain on funds were $91 and $532, respectively (three and nine months ended September 30, 2018 - $99 and $122, respectively).

10.	TRADE PAYABLES AND ACCRUED LIABILITIES

		September 30,	December 31,
	Note	2019	2018
Trade payables		$19,685	$24,843
Income taxes payable		568	1,673
Accrued liabilities		7,788	6,407
Deferred revenue		1,076	1,836
Lease liabilities	13	167	-
Vendor loan		1,725	1,725
		$31,009	$36,484

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2019 and 2018

(In thousands of United States dollars, except where noted) - Unaudited

11.	EQUIPMENT LOANS PAYABLE

Haul trucks financing

Upon acquisition of Rye Patch (note 4), the Company assumed an equipment loan payable of $2,431 to Caterpillar Financial Services Corporation (“CAT”). At September 30, 2019, the CAT loan had a remaining term of 24 months bearing an annual interest rate of 6.95% with monthly instalments of $70 and are secured by the underlying equipment (four haul trucks) at the Florida Canyon Mine.

	September 30,	December 31,
	2019	2018
Balance, opening	$2,035	$2,431
Interest	91	90
Payments - principal and interest	(626)	(486)
	$1,500	$2,035
Non-current portion of loans payable	$744	$1,318
Current portion of loans payable	$756	$717

Equipment financing

On December 28, 2018, the Company obtained a $2,500 equipment loan from CAT. At September 30, 2019, the loan had a remaining term of 27 months and matures on January 1, 2022. The loan bears an annual interest rate of 8.29%. The loan requires principal and accrued interest payments in 12 quarterly installments which started on April 1, 2019. The loan is secured with the underlying mobile equipment.

	September 30,	December 31,
	2019	2018
Balance, opening	$2,500	$2,500
Interest	143	-
Payments - principal and interest	(768)	-
	$1,875	$2,500
Non-current portion of loans payable	$1,042	$1,875
Current portion of loans payable	$833	$625

12.	WARRANT LIABILITY

The share purchase warrants are classified as a financial instrument under the principles of IFRS 9, as the share purchase warrants are considered a derivative financial instrument given that their exercise price is in Canadian dollars (C$) while the functional currency of the Company is the US dollar. Accordingly, the outstanding warrants are remeasured to fair value at each reporting date with change in the fair value charged to finance expense (income), net (note 5(c)).

			Warrants Outstanding at
Issuance (note 4)	Expiry Date	Exercise Price	September 30, 2019	December 31, 2018
Rye Patch replacement warrants	January 31, 2020	C$2.71 ($2.09)	147,692	147,692
Rye Patch replacement warrants	January 31, 2020	C$3.44 ($2.65)	7,384,656	7,384,656
Rye Patch replacement warrants	July 28, 2021	C$2.98 ($2.30)	1,198,119	1,198,119
			8,730,467	8,730,467

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2019 and 2018

(In thousands of United States dollars, except where noted) - Unaudited

As at September 30, 2019, the warrant liability was revalued to $nil (December 31, 2018 - $30) using a Black-Scholes option pricing model. During the three and nine months ended September 30, 3019, the Company recognized gains on revaluation of $1 and $30, respectively (three and nine months ended September 30, 2018 - $662 and $2,212).

13.	LEASE LIABILITIES

The Company has two office leases. At September 30, 2019, current and long-term lease liabilities were $167 and $270, respectively (December 31, 2018 - $nil and $nil, respectively).

Interest expense on the lease liabilities amounted to $53 and $159 for the three and nine months ended September 30, 2019. There were no leases with residual value guarantees or leases not yet commenced.

14.	EQUITY

a)	Authorized share capital

•	Unlimited number of common shares without par value. These shares have voting rights and their holders are entitled to receive dividend payments; and,
•

Unlimited number of convertible preference shares without par value, with the same rights as the common shares on dissolution and similar events. These shares have no voting rights and are not entitled to dividend payments.

There were no common share transactions during the three and nine months ended September 30, 2019. During the nine months ended September 30, 2018, the Company issued 39,105,365 common shares valued at C$89,942 ($69,771) to acquire Rye Patch (note 4). Transaction costs relate to the share issuance was C$327 ($253).

At September 30, 2019, and December 31, 2018, there were 84,707,143 issued and outstanding common shares. The Company does not currently pay dividends and entitlement will only arise upon declaration.

b)	Share options

The Company has an incentive share option plan (“the plan”) in place under which it is authorized to grant share options to executive officers, directors, employees and consultants. The plan allows the Company to grant share options up to a maximum of 10.0% of the number of issued shares of the Company.

Share options granted under the plan will have a term not to exceed five years, have an exercise price not less than the Market Price as defined by the TSX Corporate Finance Manual and vest over periods no less than eighteen months.

Share option transactions and the number of share options outstanding during the nine months ended September 30, 2019, and year ended December 31, 2018, are summarized as follows:

	Number of share options	Weighted average exercise price (C$)
Outstanding at December 31, 2017	2,134,850	8.29
Granted	1,284,845	2.99
Granted for acquisition of Rye Patch (note 4)	1,511,800	4.52
Forfeited	(1,907,993)	3.44
Outstanding at December 31, 2018	3,023,502	6.14
Granted	1,679,554	1.00
Expired	(159,430)	14.26
Forfeited	(1,567,435)	3.89
Outstanding at September 30, 2019	2,976,191	3.99
Exercisable at September 30, 2019	1,315,439	7.44

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2019 and 2018

(In thousands of United States dollars, except where noted) - Unaudited

Share options outstanding and exercisable at September 30, 2019, are as follows:

Exercise price range (C$)	Number of options outstanding	Weighted average exercise price (C$)	Weighted average remaining life of options (years)	Number of options exercisable	Weighted average exercise price (C$)	Weighted average remaining life of options (years)
1.00 - 3.00	1,896,065	1.33	4.61	385,908	2.59	4.15
3.01 - 5.00	303,186	3.36	2.79	189,523	3.40	2.41
5.01 - 10.00	622,840	7.16	1.90	585,908	7.28	1.83
10.01 - 31.40	154,100	25.18	1.57	154,100	25.18	1.57
	2,976,191	3.99	3.70	1,315,439	7.44	2.57

The fair value of share options during the three and nine months ended September 30, 2019, recognized as an expense was $7 and a recovery of $151, respectively (expense for the three and nine months ended September 30, 2018 - $102 and $716, respectively) (note 5(b)).

The weighted average grant date fair value of options granted during the three and nine months ended September 30, 2019, was C$nil ($nil) and C$0.39 ($0.30), respectively (three and nine months ended September 30, 2018 - C$0.36 ($0.27) and C$1.30 ($1.03), respectively). The following are the weighted average assumptions used for the Black-Scholes option pricing model valuation of share options granted during the three and nine months ended September 30, 2019 and 2018:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Risk-free interest rate	-	2.2%	1.5%	2.0%
Expected life of options	-	4.5 years	4.5 years	4.5 years
Annualized volatility	-	47.4%	43.8%	50.4%
Forfeiture rate	-	2.2%	2.2%	2.2%
Dividend rate	-	0.0%	0.0%	0.0%

The risk-free rate of periods within the expected life of the share option is based on the Canadian government bond rate. The annualized volatility is based on historical and implied volatility of the precious metals mining sector and forfeiture rate assumptions are based on historical results.

c)	Share-based compensation

On September 13, 2017, the Board of Directors approved grants of deferred share units, restricted share units, and performance share units under its long-term incentive plan.

DSU, RSU and PSU Activity	DSUs (thousands)	DSU Fair Value	RSUs (thousands)	RSU Fair Value	PSUs (thousands)	PSU Fair Value
At January 1, 2018	113	$415	175	$643	175	$1,090
Granted	222	501	322	769	322	791
Forfeited	-	-	(138)	(147)	(121)	(134)
Change in value	-	(634)	-	(962)	-	(1,747)
At December 31, 2018	335	$282	359	$303	376	$-
Granted	300	232	353	272	302	233
Exercised	(118)	(92)	-	-	-	-
Forfeited	-	-	(333)	(238)	(323)	(34)
Change in value	-	(102)	-	(102)	-	(44)
At September 30, 2019	517	$320	379	$235	355	$155

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2019 and 2018

(In thousands of United States dollars, except where noted) - Unaudited

i)	Deferred share units

Directors were granted DSUs where each DSU has a value equivalent to the price of one common share listed on the TSX. The DSUs are settled in cash and fully vest the day before each Annual General Meeting. Cash settlement takes place following a Director’s resignation.

At September 30, 2019, the carrying amount of DSUs outstanding and included in accrued liabilities was $183 (December 31, 2018 - $266). For the three and nine months ended September 30, 2019, the share-based payments recovery related to the DSUs was $100 and $83, respectively (three and nine months ended September 30, 2018 - $72 and $25, respectively) (note 5(b)).

ii)	Restricted share units

Selected employees were granted RSUs where each RSU has a value equivalent to the price of one common share listed on the TSX. The RSUs are settled in cash and fully vest on the three-year anniversary date.

At September 30, 2019, the carrying amount of the RSUs outstanding and included in other liabilities was $48 (December 31, 2018 - $97). For the three and nine months ended September 30, 2019, the share-based payments expense was $3 and share-based payments recovery was $49, respectively (three and nine months ended September 30, 2018 - share-based payments recovery of $23 and share-based payments expense of $17, respectively) (note 5(b)).

iii)	Performance share units

Selected employees were granted PSUs where each PSU has a value equivalent to the price of one common share listed on the TSX. The PSUs are settled in cash and fully vest on December 31 starting in the grant year (the “Performance Period”). Performance results at the end of the Performance Period relative to performance criteria and the application of a performance multiplier determines the vesting number of PSUs for each participant. Criteria is based on the Company’s share price performance in relation to its peer group.

At September 30, 2019, the carrying amount of the PSUs outstanding and included in other liabilities was $39 (December 31, 2018 - $nil). For the three and nine months ended September 30, 2019, the share-based payments expense related to the PSUs was $1 and $39, respectively (three and nine months ended September 30, 2018 - share-based payments recovery of $18 and $27, respectively) (note 5(b)).

15.	(LOSS) EARNINGS PER SHARE

	Three months ended September 30, 2019			Three months ended September 30, 2018
	Loss for the period	Weighted average shares outstanding	Loss per share	Loss for the period	Weighted average shares outstanding	Loss per share
Basic EPS	$(127,141)	84,707,143	$(1.50)	$(3,720)	83,784,066	$(0.04)
Effect of dilutive securities:
Share options	-	-	-	-	-	-
Warrants	-	-	-	-	-	-
Diluted EPS	$(127,141)	84,707,143	$(1.50)	$(3,720)	83,784,066	$(0.04)

At September 30, 2019, 2,976,191 (September 30, 2018 - 3,383,786) share options were outstanding, all of which were anti-dilutive.

At September 30, 2019, share purchase warrants that entitle the holders to purchase 8,730,467 (September 30, 2018 - 8,787,282) common shares were outstanding, all of which were anti-dilutive.

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2019 and 2018

(In thousands of United States dollars, except where noted) - Unaudited

	Nine months ended September 30, 2019			Nine months ended September 30, 2018
	Loss for the period	Weighted average shares outstanding	Loss per share	Earnings for the period	Weighted average shares outstanding	Earnings per share
Basic EPS	$(129,370)	84,707,143	$(1.53)	$2,794	63,013,817	$0.04
Effect of dilutive securities:
Share options	-	-	-	-	-	-
Warrants	-	-	-	-	-	-
Diluted EPS	$(129,370)	84,707,143	$(1.53)	$2,794	63,013,817	$0.04

At September 30, 2019, 2,976,191 (September 30, 2018 - 3,383,786) share options were outstanding, all of which were anti-dilutive.

At September 30, 2019, share purchase warrants that entitle the holders to purchase 8,730,467 (September 30, 2018 - 8,787,282) common shares were outstanding, all of which were anti-dilutive.

16.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company has established a fair value hierarchy that reflects the significance of inputs of valuation techniques used in making fair value measurements as follows:

Level 1 - quoted prices in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and,

Level 3 - inputs for the asset or liability that are not based upon observable market data.

At September 30, 2019, and December 31, 2018, none of the Company’s financial assets and liabilities are measured and recognized in the condensed interim consolidated statements of financial position at fair value with the exception of the reclamation bonds (note 9), share purchase warrants (note 12), lease liability (note 13) and derivative asset/liability.

The carrying values of cash and cash equivalents, trade and other receivables, trade payables, vendor loan, equipment loan, and other financial liability approximate their fair value due to their short-term nature.

At September 30, 2019, and December 31, 2018, there were no financial assets or liabilities measured and recognized in the condensed interim consolidated statements of financial position at fair value that would be categorized as Level 2 or Level 3 in the fair value hierarchy above with the exception of the share purchase warrants (note 12) and the derivative liability, which are a Level 2 fair value measurements.

Zero cost collars

The Company holds open option contracts whereby the Company purchased the option to sell gold ounces at a set price (“put option”) and financed the purchase price of this put option by selling the right to a third party to purchase a number of the Company’s gold ounces at a set price (“call option”). The Company has placed a minimum floor sales price and a maximum sales price on the ounces that are subject to these contracts.

As at September 30, 2019, a total of 12,000 gold ounces are placed under these contracts with expiry dates through to December 27, 2019, with a weighted average floor price of $1,300 per gold ounce and a weighted average maximum sales price of $1,350 per gold ounce. The fair value of the derivative liability of $1,467 (December 31, 2018 - $nil) is based on the valuation of the outstanding gold option contracts using Level 2 inputs and valuation techniques.

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2019 and 2018

(In thousands of United States dollars, except where noted) - Unaudited

During the three and nine months ended September 30, 2019, 12,000 and 30,000 contracts were settled and expired, respectively, resulting in a realized loss of $1,716 and $2,001, respectively (three and nine months ended September 30, 2018 - realized gain of $610).

During the three and nine months ended September 30, 2019, there was an unrealized gain of $438 and an unrealized loss of $1,467, respectively (three and nine months ended September 30, 2018 - unrealized gain of $318 and $838, respectively).

Subsequent to September 30, 2019, 4,000 ounces were settled resulting in a realized loss of $572. 8,000 ounces remain under open contracts.

Forward sales contracts

During the nine months ended September 30, 2019, a total of 14,000 gold ounces were placed under forward contracts with a weighted average price of $1,307 per gold ounce. The contracts are treated as derivative financial instruments as they do not meet the own-use exemption under IFRS 9.

During the three and nine months ended September 30, 2019, nil and 14,000 ounces, respectively, were delivered into the contracts resulting in a realized loss of $nil and $115, respectively (three and nine months ended September 30, 2018 - realized gain of $940 and $988, respectively).

During the three and nine months ended September 30, 2018, there was an unrealized gain of $5,899 and $12,246, respectively.

At September 30, 2019, there were no open contracts.

17.	CONTINGENCIES

Peal Arbitration

During February 2019, Peal de Mexico, S.A. DE C.V. (“Peal”) gave notice of the termination of the mining services contract (“Peal Contract”) between Peal and Molimentales. Peal also entered in the arbitration process seeking to recover demobilization expenses and a termination penalty under the Peal Contract. The Company has properly accrued all expenses, including demobilization costs, based on the actual costs incurred. The Company has not accrued a termination penalty of $20,000 as it does not believe there is basis for the claim in the Peal Contract. The Company intends to vigorously defend its position in the arbitration and no additional liability has been recognized in the interim financial statements.

Maverix Arbitration

During July 2019, the Company received formal notice from Maverix Metals Inc. (“Maverix”), a 3.25% royalty holder of the Florida Canyon Mine, seeking arbitration to resolve disputed allowable deductions in the royalty calculations. The arbitration notice states that the dollar amount of the claim is still being calculated but the disputed amount based on past production is $1,000. The Company remains confident that the historical calculation of the royalty is correct. The Company intends to vigorously defend its interests and the interests of its stakeholders. The Company has accrued $300 of the disputed amount.

Notice of Civil Claim

On May 2, 2019, the Company received a Notice of Civil Claim from a former shareholder of Rye Patch whose shares were acquired by the Company (note 4). The plaintiff brought the claim pursuant to the Class Proceedings Act and is seeking damages against the Company and certain directors and officers for misrepresentations with respect to anticipated gold production during the year ended December 31, 2018. The Company has reviewed the claim and the outcome is not determinable at this time. However, in the unlikely event the claim is successful, the Company is adequately insured for any reasonable outcome. Accordingly, no additional liability has been recognized in the interim financial statements.

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2019 and 2018

(In thousands of United States dollars, except where noted) - Unaudited

18.	SEGMENTED INFORMATION

Operating results of operating segments are reviewed by the Company's chief operating decision maker ("CODM") to make decisions about resources to be allocated to the segments and to assess their performance. The Company has determined that it has three reportable operating segments, the San Francisco Mine and Ana Paula Project located in Mexico, and the Florida Canyon Mine located in the US. The Florida Canyon Mine was included as part of the Rye Patch acquisition (note 4) and is a significant operating asset of the Company which is monitored by the CODM.

Other consists primarily of the Company’s corporate assets, derivative assets, warrant liabilities and corporate and administrative expenses which are not allocated to operating segments.

A reporting segment is defined as a component of the Company:

•	that engages in business activities from which it may earn revenues or incur expenses;
•	whose operating results are regularly reviewed by the Company’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and,
•	for which discrete financial information is available.

The CODM evaluates segment performance based on earnings from operations and capital expenditures.

The Company does not treat the production of gold and silver, the primary two minerals produced at the San Francisco Mine and Florida Canyon Mine, as separate operating segments as they are the output of the same production process, only become separately identifiable as finished goods and are not reported separately from a management perspective.

		Three months ended September 30, 2019
Segment results	Note	San Francisco Mine	Florida Canyon Mine	Ana Paula Project	Other	Total
Metal revenues		$12,204	$14,807	$-	$-	$27,011
Production costs		(18,920)	(12,718)	-	-	(31,638)
Depreciation and depletion		(1,358)	(1,262)	-	-	(2,620)
Corporate and administrative expenses		(472)	-	(74)	(979)	(1,525)
Impairment of mineral properties and other assets	3, 6, 8	(38,252)	(3,111)	(74,798)	(3,000)	(119,161)
Loss from operations		$(46,798)	$(2,284)	$(74,872)	$(3,979)	$(127,933)
Capital expenditures		$369	$181	$910	$-	$1,460

	Three months ended September 30, 2018
Segment results	San Francisco Mine	Florida Canyon Mine	Ana Paula Project	Other	Total
Metal revenues	$13,881	$14,060	$-	$-	$27,941
Production costs	(13,763)	(11,824)	-	-	(25,587)
Depreciation and depletion	(1,089)	(352)	-	-	(1,441)
Corporate and administrative expenses	(499)	-	-	(2,211)	(2,710)
Impairment of El Sauzal Plant	-	-	-	(8,963)	(8,963)
(Loss) earnings from operations	$(1,470)	$1,884	$-	$(11,174)	$(10,760)
Capital expenditures	$1,376	$527	$2,235	$-	$4,138

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2019 and 2018

(In thousands of United States dollars, except where noted) - Unaudited

		Nine months ended September 30, 2019
Segment results	Note	San Francisco Mine	Florida Canyon Mine	Ana Paula Project	Other	Total
Metal revenues		$40,355	$46,518	$-	$-	$86,873
Production costs		(42,420)	(41,532)	-	-	(83,952)
Depreciation and depletion		(3,502)	(3,979)	-	-	(7,481)
Corporate and administrative expenses		(1,262)	-	(234)	(3,905)	(5,401)
Impairment of mineral properties and other assets	3, 6, 8	(38,252)	(3,111)	(74,798)	(3,000)	(119,161)
Loss from operations		$(45,081)	$(2,104)	$(75,032)	$(6,905)	$(129,122)
Capital expenditures		$1,299	$1,925	$4,014	$-	$7,238

	Nine months ended September 30, 2018
Segment results	San Francisco Mine	Florida Canyon Mine	Ana Paula Project	Other	Total
Metal revenues	$56,259	$21,253	$-	$-	$77,512
Production costs	(43,270)	(18,531)	-	-	(61,801)
Depreciation and depletion	(3,503)	(454)	-	-	(3,957)
Corporate and administrative expenses	(1,269)	-	-	(8,737)	(10,006)
Impairment of El Sauzal Plant	-	-	-	(8,963)	(8,963)
Earnings (loss) from operations	$8,217	$2,268	$-	$(17,700)	$(7,215)
Capital expenditures	$9,098	$632	$12,537	$17	$22,284

Segment assets and liabilities	San Francisco Mine	Florida Canyon Mine	Ana Paula Project	Other	Total
As at September 30, 2019
Total assets	$40,448	$129,134	$41,734	$933	$212,249
Total liabilities	$26,286	$54,577	$2,131	$4,552	$87,546
As at December 31, 2018
Total assets	$91,763	$138,980	$114,496	$3,047	$348,286
Total liabilities	$37,586	$50,669	$1,771	$4,036	$94,062

During the three and nine months ended September 30, 2019 and 2018, the Company had sales agreements with four customers. The percentage breakdown of metal revenues by major customer is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Customer A	74%	46%	54%	67%
Customer B	21%	51%	43%	27%
Customer C	2%	3%	2%	6%
Customer D	3%	-	1%	-
Total	100%	100%	100%	100%

Due to the nature of the gold market, the Company is not dependent on any customers to sell finished goods.

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2019 and 2018

(In thousands of United States dollars, except where noted) - Unaudited

The Company’s metal revenues from operations, all of which are derived in Mexico and the United States, for the three and nine months ended September 30, 2019 and 2018, were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Gold	$26,834	$27,727	$86,252	$76,988
Silver by-product	177	214	621	524
	$27,011	$27,941	$86,873	$77,512

19.	EVENTS AFTER THE REPORTING PERIOD

On October 2, 2019, the Company entered into a Master Services Agreement (the “Agreement”) for a heavy equipment lease of thirteen trucks and three loaders (the “Equipment”), with Caterpillar Financial Services Corporation to be employed at the Company’s Florida Canyon Mine site. The Agreement is for a 72-month term and includes a buyout option at the end at the discretion of the Company. As per the Agreement, the Company had to make an initial advance payment of $2,142 which was made on October 3, 2019. The lease agreements and accompanying maintenance contract are for an approximate five-year term, depending on the actual hours of operation, after which the equipment can be purchased for approximately $2,000.